

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 28, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Ann B. Ruple
Chief Financial Officer, Vice President and Treasurer
Clean Diesel Technologies, Inc.
10 Middle Street; Suite 1100
Bridgeport, CT 06604

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 001-33710**

Dear Ms. Ruple:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief